Filed by The PNC Financial Services Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                     Subject Company: Riggs National Corporation
                                                   Commission File No. 000-09756

     On April 26, 2005, James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. ("PNC"), and other executives of PNC spoke at PNC's 2005 Annual Meeting of Shareholders. The following is a transcript of that presentation, which was accompanied by a series of electronic slides that included information pertaining to financial and business performance and strategies, including the proposed acquisition of Riggs National Corporation. A copy of those slides were previously filed on April 26, 2005 by PNC pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, and this transcript should be read in conjunction with that filing.

                             Beginning of Transcript


Jim Rohr:      Welcome to the PNC Financial Services Annual Meeting.

               For the people standing in the back of the room we have some seats - actually, the front's fairly crowded but the middle of the room is pretty open so if you'd like to take chairs, that would be great.

               Thank you for joining us today. I'm Jim Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group. I'll be presiding today as the Meeting Chairman and I now call the 2005 Annual Shareholders' Meeting to order.

               At this time I would like to acknowledge those shareholders and others listening by means of webcast or teleconference and I'd also like to thank those shareholders who took advantage of the Internet and telephone voting options. Our shareholders have reacted very positively to these and other initiatives designed to reduce the expenses of the proxy solicitation process, so thank you.


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


               On behalf of the Board of Directors we welcome all of you and for those of you who are here there are agendas available. If you need a copy, please raise your hand so that an attendant can give you one.

               Now first a few housekeeping items regarding the conduct of this meeting.

               Only shareholders or their proxies may address the meeting.

               Secondly, all questions and comments must be directed to me and upon being recognized by me, please step to one of the microphones in the aisles, identify yourself, state whether you are a shareholder and if you are a proxy whom you represent.

               If you have questions, which deal with your personal circumstances and does not affect shareholders generally, please consult one of the PNC employees sitting at the table in the rear of the room. They will be available after the meeting to help you.

               Now as noted in your agenda, I have the right to limit the questions to one at a time and to end the discussion if it appears that the subject has been adequately covered or is not appropriate for the meeting.

               Now I would like to introduce the other officers on the stage. To my left is Joe Guyaux, our President. To his left is Bill Demchak, our Vice Chairman and Chief Financial Officer of the corporation. Seated to my right is Tom Moore, our Corporate Secretary.

               I would now like to welcome the other PNC nominee directors in addition to myself who are present and ask each of them in the audience to stand when his or her name is mentioned. Paul Chellgren, Robert Clay, George Davidson, Bruce Lindsay, Tony Massaro, Tom O'Brien, Jane Pepper, Lorene Steffes, Steve Thieke, Milt Washington and Helge Wehmeier. Gary Cooper, Rick Kelson and Tom Usher were unable to be here today and please join me in thanking this very talented and dedicated Board of Directors. Thank you.

               (Applause.)

               I would like now to ask our senior executives and business leaders in attendance to please stand and be recognized. Thank you very much.

               Now in order to make the meeting as efficient as possible I would now ask for a motion to adopt the meeting agenda as printed, including the election of directors and the proposal to ratify the Audit Committee's selection of Deloitte & Touche LLP as PNC's independent auditors for 2005. Such a motion will eliminate the need to have separate motions made and seconded


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               throughout the meeting. May I have such a motion, please? Thank you very much.

               I would now ask Tom Moore to present the Secretary's Report.

Tom Moore:     Thank you, Jim.

               Mr. Chairman, I present the notice of this meeting and the affidavits of mailing of this notice, the proxy statement and proxy card, the 2004 Summary Annual Report and 2004 Annual Report on Form 10-K, which were mailed to shareholders on or about March 24, 2005 to shareholders of record on February 28, 2005.

               I further report that Computershare Investor Services has been appointed by the Board of Directors as the Judge of Election for this meeting. Tod Shafer of Computershare has signed and delivered the Oath of Office to me on behalf of the Judge of Election. Mr. Shafer, will you please stand and be recognized? Thank you, Mr. Shafer.

               The notice, affidavits and oath will be filed with the records of this meeting.

               The Judge of Election has presented a certificate that at the beginning of this meeting there are present by proxy 243 million votes out of approximately 282 million from the common and preferred shares entitled to vote at this meeting - or over 85% of the total voting power. A list of shareholders as of the record date of this meeting is available for inspection during the meeting and that concludes my report, Jim.

Jim Rohr:      Thank you, Tom.

               There is a quorum present and I declare this to be a duly constituted meeting of the shareholders.

               A copy of the minutes of last year's Annual Meeting are available from the Secretary. Tom, do you have any comments on those minutes?

Tom Moore:     Yes, Jim.

               The 2004 Annual Shareholders Meeting was held here in Pittsburgh on April 27, 2004. The minutes reflect the election of 16 directors and such other business as properly came before the meeting.

               That concludes my summary of the minutes of last year's meeting, Jim.

Jim Rohr:      Thank you, Tom.


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               The stated purposes of this meeting are to consider and act upon the election of 16 directors to serve until the next annual meeting and until their successors are elected and qualified, and to ratify the Audit Committee's selection of Deloitte & Touche LLP as PNC's independent auditors for 2005.

               The nominees for election are listed on Page 3 of the Proxy Statement and the proposal to ratify the Audit Committee's selection of independent auditors is contained on Page 7 of the proxy.

               If anyone who has not voted by proxy needs a ballot, please hold up your hand and we will deliver you one. Anyone need a ballot? That person needs a ballot. Thank you very much.

               Once the Judge of Election collects the ballots, the polls will then close and while the votes are being counted, Joe, Bill and I would like to take this time to review 2004 and give you our thoughts about the year ahead.

               I would like to point out that during today's presentation we will be making forward-looking statements and that future results or events could be impacted - possibly materially - by a variety of risks and other factors included - and including those we discussed in our SEC filings. Also, Joe, Bill and I will make - will discuss non-GAAP financial measures. That discussion is qualified by the Generally Accepted Accounting Principles items and reconciliation available on the Investor Section of our website at pnc.com.

               For a fuller discussion of the risks and uncertainties related to our forward-looking statements, please see our 2004 Form 10-K, copies of which are in the back of the room.

               Now let me begin this presentation by thanking you for your investment in PNC. We greatly appreciate your confidence and trust. 2004 was an excellent year for PNC. We earned $1.2 billion, a 20% increase over 2003. We reported a return on average common equity of 17%, among the best on our industry and we added customers and grew our balance sheet dramatically. Loans grew by 20%, deposits grew by 18% and total assets reached $80 billion.

               We also took steps to meaningfully expand the company. We successfully integrated United National. We completed BlackRock's acquisition of State Street, which closed January 31st of this year and it added $49 billion in assets under management to BlackRock, bringing their total now approaching $400 billion.

               And we announced the still pending acquisition of the Riggs National Bank, which will give us a strong presence in the Washington D.C. area, one of the nation's fastest-growing markets.


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               Just this morning we received regulatory approval from The Office of the Comptroller of the Currency. Joe will give you more detail on the Riggs acquisition in a few moments.

               Throughout the year, we worked hard to serve our four primary constituencies. We worked hard for our shareholders. We produced stronger returns on equity and capital. We grew the franchise organically. We took steps to expand the company through acquisitions I mentioned and began focusing on improving efficiency.

               For our customers, we grew our customer base as we enhanced our customer experience across our businesses. We made banking easier. We continued to introduce and improve new products, such as our P-card, which allows our customers to leverage the PNC purchasing power, and A/R Advantage, a highly advanced lockbox product that has a great deal of technology tied to it. And it's been a key to the success of our treasury management.

               For our employees we maintained our dedication to our employees. We provide one of the best overall benefits packages in our peer group. Our employee satisfaction increased - improved this year. And once again we were recognized as one of the best places to work for working mothers.

               And for our communities we continued our dedicated service team through our business activities, our philanthropy and our employee commitment. We finished an excellent first year of PNC's Grow Up Great. The PNC Foundation contributed more than $11 million to a number of worthy causes. And we continue to build green buildings, which means buildings that are environmentally friendly.

               In fact, we have more green buildings than all but one other company in the United States. And our Firstside building is the largest green building -corporate building in the country.

               Now I'd like to show you a brief video presentation to highlight some of our accomplishments during 2004. And it also gives you a sense of our new advertising campaign, which emphasizes the ease and convenience we provide to our customers.


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

                       [Beginning of video presentation]

Woman: Let's talk about the acquisition of Riggs Bank. How is that going?

Jim Rohr:      Well, we're very excited about the acquisition of Riggs. Very rarely do you get the opportunity to purchase a market leader in the fastest-growing region in the United States. And Riggs is the deposit leader in Washington D.C. and we're really looking forward to moving into the Washington D.C. area with the robust growth that they have in that market.

Man: Three, two, one. PNC Bank and the Washington Nationals, we think, are going to be a great partnership in the city for years to come.

Man: I want to salute you for your commitment as a - I think a leading sign of the presence that this bank is going to have in the city. We respect that. We recognize that, and we thank you for it. Thank you for being here. Welcome to Washington D.C.

Man: I want a bank that's there when I need it - literally right there.

Woman:         I want my bank to have ATMs by my house, near my workplace.

Man (in        Free.  Like the best things in life.
Spanish):

Woman (in      Free.  I like that.
Spanish):

Woman (in      That's really worth something.
Spanish):

Man (in        [singing] I want a free bank.
Spanish):

Man:           I want free, as in, I get lots of extra stuff free.

Woman:         There's no strings attached. It's a gift.

Woman: Free checking. Free online bill pay and a check card with Visa Extras rewards. Getting more than you expect.

Woman:         Little things make me happy.

Woman:         It's as easy as PNC.

Man: I want it with a big B on its chest and it's coming to save the day. That's the kind of bank I want.


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Man:           The PNC branch office meets all the environmental standards for being environmentally friendly. PNC says going green is [inaudible] in the long run.

Jim Rohr:      Well, we kicked it off about a year ago. And the commitment was multi-faceted. One was for our contribution to various entities that provide early childhood around our region. It's also for our employees. We really identify the opportunity for our employees to focus their volunteer efforts on early childhood initiatives.

               We are a leader in our community. And we are recognized as a leader in our community because over time the better our communities do in the business we're in, the better we'll do.

Man: All of this demonstrates PNC's ongoing commitment not only to our university, but to the communities they serve.

Woman: I am glad the [inaudible] and generous to [inaudible] at PNC Bank because I know that God's using us to take better care just like me.

Man: I really believe that the people at PNC are really trying to make a difference every day and to get better every day.

Bill Demchak:  When I think about the one thing that I think allows us to win going forward, it's really about getting our best people focused on our biggest opportunities and empowering them to go after them.

Man:           Let me talk about [inaudible].

Woman:         That's a good idea. I appreciate the suggestion.

Woman:         I have never had a problem at PNC. I felt like I was family.

Man: I believe in my situation they have to - they work with us to keep our business. And they do a fantastic job of that.

Jim Rohr:      We really help you out [inaudible] within the marketplace. When you think about growing and winning in the future, each of our responsibilities to deliver all of the products and services, leverage the assets of the company to deliver one PNC to the customer.

                           [End of video presentation]

Jim Rohr:      Thank you, Pat. Now I'd like to address the developments we expect over the remainder of 2005. First let me say that I'm very optimistic about the rest of the year. I think we stand at an exciting moment in PNC's history to build a sound balance sheet and a sophisticated risk management structure. And


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

               we've developed a highly resilient diversified and profitable business mix. And this is resulting in a growing and more profitable company.

               In fact, as we watch our banking businesses grow, our other units have been - contributed their - an increasing percentage to our earnings.

               BlackRock, which continues to perform exceptionally well last year, contributed 8% of our business earnings while PFPC, our mutual fund processing company, contributed 6% of our business segment earnings and grew its earnings 9% for the year. But they also produced record net income of 23 million - up 20% for the first quarter of 2005.

               So as we prepare to enter an important new regional market, we have an outstanding platform from which to grow.

               Now in addition to growth, we're hard at work on a project to dramatically improve our company's efficiency and profitability. The initiative, which is called One PNC, is the most comprehensive review that we've ever done. The only people that we would trust to do something like this - this comprehensive - is our employees. So they are driving the process. They are finding ways for us to move closer to the customer and make PNC more efficient and more effective for our customers and for our shareholders.

               We plan to both substantially reduce costs and find opportunities for revenue enhancement. They have generated more than 6,500 ideas already that would make PNC a leaner, more nimble competitor and a stronger performer for the long term.

               All of these factors, our strong performance and our excellent platform for growth, our efficiency initiative and our risk discipline I think have us encouraged about the remainder of 2005 and beyond.

               And I'd now like to ask Joe Guyaux to give you some insight into the performance of our banking businesses and our exciting pending entry into the fast-growing Washington D.C. market. Joe?

Joe Guyaux:    Thank you, Jim. Let me add my thanks to all of our shareholders for your investment and for those taking the time to join us here today.

               Our banking businesses, which include the Regional Community Bank, Wholesale Banking and PNC Advisors, contribute 85% of the company's business segment earnings.

               The key to winning in these businesses is the customer. We must acquire new relationships and then grow and retain our relationships with those customers.


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               In 2004, we produced customer growth in all three banking
               businesses. And that growth resulted in significant increases in loans and deposits all without deviating from our risk discipline. Let me briefly show you some of the successes in each unit.

               Our customer-focused strategy is working in our current six-state banking region across the country, as you can see on this slide.

               Loans in the Regional Community Bank increased 30% in 2004, driven by strong increases in home equity loans, which were up $2.5 billion and by small business lending, which helps drive the 25% increase in commercial loans shown here.

               I should also note that PNC continues to be the number one small business lender in Pennsylvania. In Wholesale Banking, loans increased by almost $1 billion, driven by significant growth in national secured products such as PNC Business Credit, which now manages $10 billion in commitments and $4.4 billion in outstanding.

               At PNC Advisors, where lending helps us win new clients and retain existing clients, consumer and commercial loans increased by 10%. And that growth was driven by a very strong growth in the consumer portfolio.

               This business emphasizes localized relationship management and this focus on customers is reaping benefits.

               I should note that we achieved this loan growth even as asset quality reached its best level in decades, which indicates that we are maintaining our risk discipline.

               We saw similar strength in deposit growth which increased by 7% in the Regional Bank, by 18% in the Wholesale Bank and by 6% at Advisors.

               Combining these factors, customer growth, loan growth and deposit growth contributed to a 10% increase in banking business segment earnings in 2004.

               So we believe we have the right banking strategy to succeed not only in our current market, but also in new markets. We have demonstrated that we can export our model. Last year we acquired United National, which as an acquisition has many similarities to the Riggs transaction. It has similar asset and deposit size and is in another lucrative market, northern New Jersey, where competition is every bit as fierce as it is in Washington.

               And we extracted real value from the United acquisition. Our earnings last year met our expectation. But equally important, we have an opportunity now to accelerate our customer growth in the region.


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

               We will continue to expand in the New Jersey market with selective new full service branches and 15 new branches in Stop-n-Shop stores.

               So in conclusion, we've entered the northern New Jersey market at full speed and we've been successful there. We intend to enter the Washington market with the same sort of aggressiveness.

               As Jim mentioned, the OCC approved the Riggs transaction today on the regulatory front. We expect the Federal Reserve to approve so as well. And we're moving closer to completing this acquisition.

               When we finally close the transaction, we plan to begin to expand immediately the existing branch network at Riggs, which is currently 50 branches, by adding 30 new branches over the next few years.

               We are taking steps to ensure our service will deliver the ease and convenience promised by our new advertising. And we're making ourselves highly visible. As you saw for instance, we're the official bank of the Washington Nationals baseball team. And we will be entering with a significant advertising campaign.

               We also plan to augment the Riggs franchise by offering the full scope of our products. Riggs was not offering, or not necessarily growing, a number of our businesses and products. An example is small business banking, which represents a huge new opportunity for us in the market.

               Other examples are the breadth of our wealth management, treasury management and capital markets products, to name a few.

               To say the least, we're committed to being a significant player in this new market. And that requires investment beyond the initial acquisition cost to create long-term shareholder value and growth.

               So the message I would like to leave you with is this: we have a highly successful banking model; we've demonstrated our ability to export the model; and we have an outstanding opportunity to grow in Washington.

               Now Bill Demchak would like to give you some further insight into our results and the state of our balance sheet. Bill?

Bill Demchak:  Thanks, Joe.  2004 was a very good year for PNC. We produced meaningful growth across a wide range of financial measures and clearly earnings and returns increased substantially, year on year. But also loans, deposits, assets and shareholders' equity all grew by 14% or more.


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               2004 is already old news. We reported first quarter 2005 earnings last week. And the results indicate that we are continuing to build momentum. Net income reached $354 million in the first quarter. And within those results we experienced very strong revenue growth - revenue performance - in several fee-based businesses, especially at BlackRock and at PFPC. Our balance sheet also grew substantially.

               Now one of the major concerns across the industry lately has been how banks will fare at a higher interest rate and flatter yield curve environment. So I would like to give you some insight as to what we've done to prepare PNC to succeed in this environment.

               Unlike many other banks, we have a very short-dated investment book which means that we can reinvest more quickly than our competitors can. We're also significantly under-invested which gives us the flexibility to take advantage of opportunities as we see them arise.

               And finally we're using a highly sophisticated set of balance sheet management tools including the BlackRock solutions, Aladdin Systems; it's the same system that BlackRock uses to run their institutional money.

               And these factors are reaping benefits. As many banks reported lower net interest income in the first quarter, our net interest income actually grew over the prior quarter number and we maintained our very flexible positioning for the future.

               Finally, I'd like to point out that the total return on our stock valuation has matched the performance of our competitors since January of 2004.

               Now over the past year, several factors have caused some volatility in our stock price, notably the initial announcement of the pending Riggs acquisition in August of 2004 and then the uncertainty surrounding that deal which persisted until the announcement of our revised agreement with Riggs.

               And then we gave guidance this January that turned out to be overly conservative. But now that we've reported a very strong first quarter with good fee and balance sheet growth, the market's begun to recognize the value of our franchise. And we've quickly closed the performance gap with our peer group.

               Of course even with this, we continue to believe that our stock is undervalued. We've generated substantial momentum and we're excited about the opportunities that lie ahead of us. With that I'll turn it back over to Jim.

Jim Rohr:      Thank you, Bill. Now I'd like to call upon Tom Moore for the results of the voting.  Tom?


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

Tom Moore:     Thank you, Jim. The Judge of Election has given me a preliminary report, which certifies that each nominee for election as director has received a requisite number of votes cast required for election and that a majority of the votes cast were FOR ratification of the audit committee selection of Deloitte &
               Touche LLP as PNC's independent auditors for 2005. I will file this report with the records of this meeting. Jim?

Jim Rohr:      Thank you, Tom.  I declare that all nominees are duly elected and that the audit committee's selection of Deloitte & Touche LLP, PNC's independent auditors for 2005, has been ratified.

               At this time, I would like to introduce the representatives present from Deloitte & Touche, the accounting firm which serves the independent auditors of the corporation's 2004 consolidated financial statements.

               Here today are Carol Larson, the lead partner responsible for the independent audit for 2004 and David Demas from Deloitte & Touche. Are there any questions for the representatives of Deloitte & Touche?

               If not, at this time, I'd like to now open the meeting to questions from our shareholders.

               Lois? Good morning, Lois. It's always good to see you.

Question:      Good morning Mr. Rohr.  My question is, I read in the newspaper where you were going to immediately build branches.  But a whole
               50 or 60 branches with this Riggs National. I was wondering why you don't just open a few? It's a big investment. Why not open a few because you don't know how it's going to go down there if people don't know us?

Jim Rohr:      That's a very good question, Lois. We - the Riggs Bank is really concentrated in Washington D.C. Virtually all of their branches are in the city, they are the leading deposit share player in the city. That's a great advantage for them because when you look at their branches, you could never rebuild those branches. They're in remarkably great places with remarkably great buildings. So it's a tremendous advantage, especially for the people who live in the city and also for the small businesses, which is a market they really haven't tapped.


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

               The disadvantage that Riggs has is that they're not in the suburbs. So for the commuters that come in and out of the city, there aren't branches out in the suburbs for them to use if they bank in the city. So that's the reason that we put in our presentation that we would build 30 additional branches, primarily in the suburbs in order to service those commuting customers.

               And so I think we built that right into the financial analysis. They will - you know, they won't be profitable the day you own them, which gets back to your point about investments. But that is a small minor investment really, to kind of round out the investment we're making in order to capture that remarkable market. So thank you for your question.

               Yes, sir?

Question:      Mr. Chairman, my name is Lloyd Klein. I'm a stockholder and a former employee. And my question concerns one of the commitments to one of your constituencies and that is your employees. And I would like to know in light of the article in the Post\-Gazette on Sunday if the pension fund is fully funded and solvent and what steps are being taken to ensure that it remains that way and that everyone that is vested today will be able to reap the benefits of it during their lifetime?

Jim Rohr:      Thank you very much for that question. We review the position, the funding of our pension fund and our employee responsibilities regularly. And today our pension fund stands at 128% of our accumulated liabilities to our retirees and we're comfortable with the position we're in at this point in time. Thank you for that question.

               Yes, sir?

Question:      My name is Robert Corcoran.  I am a shareholder and a customer.
               My inquiry relates to your acquisition of Riggs National Bank.
               Now from - certainly from an economic and geographic standpoint, it certainly appears to be very well-advised. And from all indications, the criminal litigation or prosecution of Riggs has been concluded.

               But typically in this situation sometime after the criminal litigation is concluded, the civil litigation begins, where private suits are brought for various reasons by various dissidents concerning the behavior or the activities at Riggs.

               My question is are you, Mr. Chairman, and is the board adequately satisfied that you do have full immunity from any future civil litigation arising from Riggs behavior in the past?

Jim Rohr:      Very good question, sir. Thank you. And we certainly understand the Riggs behavior which is why we - after we were somewhat surprised after the original contract was written, why we repriced the transaction and a number of developments took place within that time.

               They have done an extraordinary job in resolving a great deal of their litigation as well as their regulatory involvement. And with the completion of the transaction, the regulatory issues will go away and the vast majority of the litigation items will have gone by the wayside.

               There will be a couple left. We're comfortable with the negotiation of those as we speak. You can never be perfectly protected from the future. No one has that crystal ball. But we're comfortable with what we've done organizationally and legally in order to protect ourselves from meaningful litigation in the future that we can understand. Thank you for that question. We spent a great deal of time reviewing that, as you might guess, and a great deal of work has been done.

               Are there any other questions [inaudible]? Yes, sir?

Question:      My name is Harry Ritz and I'm a shareholder. In looking at your
               Annual Report, I compute a P/E of about 12, 13, something like that. And I'm happy to see that your earnings per common share have gone up. You're giving about, well, half of what you earn, back to the stockholders.

               I'm curious about what can be done about the price of the stock. It just seems to hum there between 48 and 57. Right now it's about 52. What's holding it back as an investment? Thank you.

Jim Rohr:      I think that's a very good question. I'd like it to be a lot higher myself. One of the things that we have done and I think
               Bill pointed out is we have maintained a very conservative risk profile over the last couple of years. A number of other banks have taken a more aggressive approach to taking interest rate risk than we were willing to. We just don't think it would be the appropriate time to overly invest in rates that are quite as low as they are today.

               That having been said, now that rates are moving up, Bill mentioned that our net interest income number is growing and our fee income growth has been consistent throughout.

               So the intent now is, is to have net interest income, and we've told the street that we expect net interest income to grow in the foreseeable future. We expect fee income to continue growing and through the One PNC initiative we will be reducing cost. So we hope that we'll be able to significantly enhance our earnings and thus drive the share price. That's where we stand. I agree with you. I want the share price to grow as well. Thank you.

               Yes, ma'am?

Question:      My name is [inaudible].  I'm a native Pittsburgher, old enough to - been here as the names changed through the years. Thank you for this company and how well it's flourishing. I wonder if anybody would review for me please, the results or the cost of Sarbanes-Oxley.

Jim Rohr:      Bill, would you talk about...

               (laughter)

Bill Demchak:  Thanks, Jim. With respect to the results, we clearly had an unaudited or unqualified -- sorry, looking for the right word -- opinion from Deloitte & Touche with respect to our performance under Sarbanes.

               What it really did for us though, was it forced us to review controls internally at a level of detail that we probably hadn't done before and I'm not sure that we would have done without the pressure and the guidelines surrounding it.

               Having said that, the cost is substantial - it's substantial at PNC and it is across all public companies. And you obviously see it in the press, the concerns that are going on across the industry and how they might address some of those costs going forward.

               I don't know that we have an internal number in terms of the total incremental cost to PNC, but it is in millions. And it was a lot of work, importantly, by many, many members of the team here at PNC.

Jim Rohr:      Thanks, Bill.  Any other questions that come before the meeting?
               Yes, sir?

Question:      [Inaudible] as opposed - not as opposed, but I'm also interested in the stock price. But I'm more concerned about the dividends and with the wonderful results that Mr. Demchak has explained to us. How can - to what extent can we look forward to an increased dividend rate? Thank you.

Jim Rohr:      Our board of directors consistently reviews the dividend policy.
               We're currently paying out a little more than 40% of our earnings in dividends. And we also have one of the highest dividend yields of bank stocks. So I think the dividend award is fairly significant.

               The other thing we have to consider when we consider dividend yield because there's two ways to give us - three ways actually - to utilize the capital. And one is to pay dividends, two to buy back stock or three to invest our capital into new ventures.

               And the requirements on our capital position for the State Street Research transaction, or the Riggs transaction, reduced our tangible common equity ratio to some extent. So we're in the process right now of rebuilding our capital position. But I'm certain that will be rebuilt in a few quarters and our board of directors will be looking at the dividend process all through those quarterly reviews.

Question:      So we need to build up our equity and...

Jim Rohr:      A little bit.

Question:      ...to be able to do that.

Jim Rohr:      A little bit. We built our equity level up higher than we had before in anticipation of the Riggs closing, which will take place the middle of next month. But then we will rebuild it back to the former levels somewhere by the end of the fall.

Question:      We'll look forward to that.

Jim Rohr:      Thank you very much.

Question:      Thank you.

Jim Rohr:      Are there any other questions? If not, thank you very much for joining us this morning and I declare the meeting adjourned.
               Thank you.

                                End of Transcript

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Riggs have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC web site (http://www.sec.gov ). In addition, documents filed with the sec by the PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs are available free of charge from http://www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs's most recent annual meeting proxy statement, which is available on Riggs's website (http://www.riggsbank.com ) and at the addresses provided in the preceding paragraph.